UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

363 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

26 May 2015

NOVOGEN TO PRESENT AT THE 2015 MARCUM MICROCAP CONFERENCE

New York, USA – (May 26, 2015) – US-Australian drug discovery and development company, Novogen Limited (ASX:NRT; NASDAQ:NVGN), announced today that it will present at the 2015 Marcum MicroCap Conference on Thursday, May 28, 2015 in New York City at the Grand Hyatt Hotel.

The Company’s presentation by Dr. Graham Kelly, Novogen Chairman and CEO, is scheduled to begin at 9.30 a.m. ET and will be available via a live webcast. To access the webcast, go to http://wsw.com/webcast/marcum3/nvgn

The annual Marcum MicroCap Conference is a showcase for public companies with less than $500 million in market capitalization. This year’s keynote speaker will be Richard S. Fuld, Jr., Chairman of Matrix Advisors and former Chairman of Lehman Brothers.

For more information or to register, please visit the conference website at http://www.marcumllp.com/microcap or download the free official conference app for the iPhone, iPad, or for Android mobile devices in Apple’s App Store and the Google Play Market.

About the Marcum MicroCap Conference

The Marcum MicroCap Conference is dedicated to providing a forum where publicly traded companies under $500 million in market capitalization can network with the investment community. The conference features presentations by CEOs and CFOs from six principal industry sectors and provides investors with the opportunity to meet with management of these companies on a one-on-one basis. Industry sectors include Technology, Media & Internet; Software & Business Services; Life Science & Healthcare; Retail & Consumer Products; Energy & Natural Resources; and Industrials. The conference additionally includes a full agenda of panel discussions on issues of strategic importance to small cap issuers and investors, moderated by industry leaders.

The Marcum MicroCap Conference attracts fund managers and high net worth investors focusing on small cap equities. Over 2,000 participants from all segments of the microcap market attend each year, including senior management, finance and legal executives, venture and lower middle-market private equity investors, institutional investors, directors, investment bankers, buy- and sell-side analysts, and service providers to the microcap marketplace.

For complete information about the 2015 Marcum MicroCap Conference, visit www.marcumllp.com/microcap.

About Novogen

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University. Novogen has two drug technology platforms yielding drug candidates that are first-in-class with potential application across a broad range of degenerative diseases. In the oncology field, the ultimate objective is to see both drug technologies used in combination as first-line therapy across most forms of cancer, with the objective of preventing tumor recurrence. This objective is based on a strategy of achieving comprehensive destruction of the full hierarchy of cells within a tumor with the super-benzopyran technology platform killing the tumor-initiating cells and the anti-tropomyosin technology, combined with vinca alkaloids, to deliver a potent chemical debulking effect on their daughter cells.

For more information, please visit www.novogen.com

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4101	Media Enquiries Prue Kelly Media Officer Novogen Group Prue.Kelly@novogen.com +61 (0) 2 9472 4101

Forward looking statement

All statements other than statements of historical fact included in this announcement including, without limitation, statements regarding future plans and objectives of Novogen Limited (“Novogen”) are forward-looking statements. When used in this announcement, forward-looking statements can be identified by words such as ‘may’, ‘could’, ‘should’, ‘would’, ‘believes’, ‘estimates’, ‘targets’, ‘expects’ or ‘intends’ and other similar words that involve risks and uncertainties.

Such statements relate to future events and expectations and as such involve known and unknown risks and uncertainties. These risks and uncertainties include, among other things, market conditions, weather risks, economic and political risks.

These statements are based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions that, as at the date of this announcement, are expected to take place. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Novogen, its directors and management, which could cause Novogen’s actual results to differ materially from the results expressed or anticipated in these statements.

Novogen cannot and does not give any assurance that the results, performance or achievements expressed or implied by the forward-looking statements contained in this announcement will actually occur and investors are cautioned not to place undue reliance on these forward-looking statements. Actual results, actions, and developments may differ materially from those expressed or implied by those forward-looking statements depending on a variety of factors.

Novogen does not undertake to update or revise forward- looking statements, or to publish prospective financial information in the future, regardless of whether new information, future events or any other factors affect the information contained in this announcement, except where required by applicable law and stock exchange listing requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 26 May 2015